UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 6-K
____________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated Februrary 21, 2023

Commission File Number: 001-40286
____________________

Arrival
(Exact Name of Registrant as Specified in Its Charter)
____________________
Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-266472) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 21, 2023, Arrival (the “Company”) issued a press release announcing an equity capital commitment from, and exchanges of debt for equity with, Antara Capital Master Fund LP (:Antara”). A copy of the press release is filed as Exhibit 99.1 to this report on Form 6-K. Copies of the agreements related to the transaction as well as an opinion of counsel regarding the validity of the shares to be issued as part of the equity capital commitment are filed as Exhibits 10.1, 10.2 and 5.2, respectively, to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
5.2	Opinion of Linklaters LLP
10.1	Subscription Agreement, dated as of February 21, 2023, between Arrival and Antara
10.2	Exchange Agreement, dated as of February 21, 2023, between Arrival and Antara
99.1	Press Release issued by Arrival on February 21, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By     /s/ John Wozniak
Name:     John Wozniak
Title:     Chief Financial Officer
Dated: February 21, 2023

Exhibit 99.1

Arrival Announces a $50M Equity Capital Commitment and Exchanges $121.9M of Debt for Equity

· Raises $50 million of new equity capital through the sale of equity to Antara Capital
Master Fund LP (“Antara”)

· Reduces principal amount of debt due in 2026 by $121.9 million, or 38%

· Antara has committed to hold 100 million shares for one year

Luxembourg, February 21, 2023 - Arrival (NASDAQ: ARVL) (“Arrival” or “the “Company”) today announced it will raise up to $50 million of new equity capital through the sale of new common stock to Antara Capital Master Fund LP (‘Antara’) and will exchange $121.9 million principal amount of 3.50% convertible notes due 2026 (‘Notes’) held by Antara for additional equity (the “Transaction’), thereby significantly reducing the Company’s debt and improving the Company’s liquidity position.

Under the terms of the transaction agreements, Arrival will issue 125 million shares of new equity in exchange for $25 million of cash (‘Initial Cash Shares’). Antara has also committed to provide a further $25 million of additional capital to be invested from time to time after 15 May 2023 and no later than 30 June 2023 by subscribing for additional equity at a price no greater than $0.20/share (‘Subsequent Cash Shares,” together with Initial Cash Shares, “Cash Shares’). The closing price for Arrival shares on February 17, 2023 was $0.33. The additional $50 million of capital will support the ongoing development of Arrival’s products. In addition, Antara has agreed to convert $121.9 million (Face Value) of Notes into 219,420,000 ordinary shares (‘Exchange Shares’). After the exchange, the face amount of Arrival’s remaining principal of convertible notes outstanding will be $198.1 million, a reduction of 38 percent, and future annual cash interest expense will be lowered by approximately $4.2 million.

As part of the transaction agreements, Antara has committed to hold 100 million of newly issued shares for a period of 12 months (the “Lock-Up Shares”) and has provided the Company the right to repurchase the Lock-Up Shares within the same 12 month period at a price of $0.40 per share.

John Wozniak, CFO of Arrival, commented:

“Today’s agreements are an important step in the fund-raising process to support Arrival’s business plan and are in the best interests of all of our stakeholders. It delivers $50 million of new capital and significantly strengthens our balance sheet by reducing debt by 38 percent. We are delighted by the confidence that Antara has demonstrated in the exciting technologies we have developed to unlock the significant potential in the EV market.”

The capital raise and debt exchange are subject to customary closing conditions.

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service outstanding electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to assembling vehicles using rapidly-scalable, local Microfactories. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the Transaction, the use of funds from the Transaction and Arrival’s debt and liquidity position. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release.

IMPORTANT INFORMATION

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor does it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The Cash Shares will be issued pursuant to an effective registration statement (File No. 333-266472) filed on Form F-3 with the US Securities and Exchange Commission (the “SEC”). Any investment decision to purchase the Cash Shares should be made solely on the basis of the information contained in the prospectus dated August 10, 2022, as supplemented by the prospectus supplement, dated February 21, 2023, filed with the SEC. You can obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus and the prospectus supplement can be obtained from Arrival at its registered address.

The Exchange Shares have not been registered under the United States Securities Act of 1933 (the “Securities Act”) and will be issued in accordance with the exemption from registration under Section 3(a)(9) of the Securities Act.

The Cash Shares and/or the Exchange Shares are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any persons in member states of the European Economic Area which apply Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”), unless they are qualified investors for the purposes of the Prospectus Regulation in such member state or in any other circumstances falling within Article 1(4) of the Prospectus Regulation, and no person in member states of the European Economic Area that is not a relevant person or qualified investor may act or rely on this document or any of its contents.

Media Contacts For Arrival

Media
pr@arrival.com
Investors
ir@arrival.com